ONLINE DISRUPTIVE TECHNOLOGIES, INC.
3120 S. Durango Dr. Suite 305,
Las Vegas, Nevada 89117,
Tel: 702-579-7900

October 26, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Matthew Crispino
Staff Attorney

Dear Sirs:

Re:	Online Disruptive Technologies, Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
(the “S-1”)
Filed September 15, 2010
File No. 333-168698

     The Company writes in response to your letter of October 7, 2010 to Benjamin Cherniak, President and sole director of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of October 7, 2010.

Prospectus Cover Page

1.	Please clarify that this registration statement constitutes the initial public offering of Online Disruptive Technologies’ common stock.

Response: The Company has amended the cover page of to indicate that this offering constitutes its initial public offering.

2.

Please clarify the nature of the public markets that you are referring to here, and elsewhere in your filing, in your statement that the shares will be offered at a fixed price of $.01 per share by selling shareholders until shares of your common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on “any other public market.” Refer to Instruction 3 to Item 501(b)(4) of Regulation S-K.

Response: The Company has amended the cover page and pages ii, 13, and 15 to clarify that the phrase “any other public market” refers to the Pink Sheets, NASDAQ, or NYSE Amex.

3.

Further, explain clearly that in a best efforts, no minimum offering such as the one you are registering, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available for your use; that there are no provisions for the return of funds to investors if only a nominal amount of shares are sold in the offering; and that you may receive only minimal proceeds from the offering.

Response: The Company has amended the cover page and page 15 to include the recommended disclosure.

Prospectus Summary

Our Business, page 4

4.

You state that your website will have many different components and then proceed to list certain features of the website. Please revise to clarify the address or addresses of the website(s) the company operates or intends to operate. Further, please clarify in your prospectus summary and elsewhere in the prospectus as appropriate the operational status and current functions of your website(s), as your risk factor caption on page 7 states that you have not developed your website, however, your business description on page 18 states that you have commenced the development of your flagship social networking website.

Response: The Company has amended the “Prospectus Summary — Our Business” section on page 4 and the “Our Business — Components of the Website” section on page 20 to clarify that it will have one website address. The Company has added discussion regarding the development of its website in the “Prospectus Summary — Our Business” section on page 4, the new “Our Business — Current Stage of Development of the Website” section on page 20, and the “Risk Factor” section on page 7.

Risk Factors

General

5.

Please tell us what consideration you have given, to addressing potential risks associated with website users’ privacy concerns and how you intend to regulate the potential abuse, misappropriation or libelous effects of information posted on your website by third-party users.

Response: The Company plans to hire a webmaster who will review and monitor the content on its website. The Company plans on creating a link for users to report any abuse or to request the removal of any content. The Company plans on developing a terms of use and submission agreement that must be agreed to by all users of the Company’s website.

The Company has added two risk factors in the “Risk Factor” section on page 8 to address these concerns.

“If we are unable to obtain financing in the amounts and on terms and dates acceptable to us…,” page 7

6.

Please explain in more detail your statement that in the foreseeable future, you intend to fund your operations and capital expenditures from limited cash flow and cash on hand, given that you have not generated any revenues to date. Provide a reasonably detailed explanation of the material assumptions on which it is based. Please state the minimum period of time that you will be able to conduct planned operations using currently- available capital resources. To the extent that a deficiency in capital resources is perceived, consider revising your risk factor to alert investors to the minimum additional capital expected to be necessary to fund the planned operations for the 12-month period.

Response: The Company has revised the risk factor on page 7 to address the above concerns. The Company has also expanded its discussion regarding the necessary funds for planned operations for the next 12-month period in the “Liquidity” section on page 68.

“We may be unable to generate significant advertising or sponsorship revenues,” page 7

7.

Please provide us with supporting documentation for your statement that you expect to derive a significant portion of your revenues from advertising and sponsorship on your relationshipscoreboard.com website, considering you have not yet generated any revenues to date. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite in the registration statement. In this regard, we note that you have included similar language elsewhere in your filing.

Response: The Company’s business plan is based on Benjamin Cherniak’s experience. Mr. Cherniak’s current role with Big Stick Media Corporation includes the selling of advertisement for websites. Also, Mr. Cherniak was involved in the development of the website www.hihenry.com. Using this experience, Mr. Cherniak created the Company’s business plan and all statements relating to the Company’s plans or expectations are based on Mr. Cherniak’s beliefs and expectations.

The Company had revised the risk factor on page 9 to reflect that the Company’s plan is to derive a significant portion of its revenue from advertising and sponsorship. The Company believes that this language indicates that this is management’s plan and does not suggest the likelihood of management’s plan. Also, the Company has revised the risk factor on page 8 to state that its business plan is derived from Mr. Cherniak’s experience. The Company has revised the “Our Business — Overview of Website” section on page 19 to clarify that our business plan is based on Mr. Cherniak’s experience.

Use of Proceeds, page 11

8.

The use of proceeds disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how the use of proceeds may change depending on the number of shares sold in the offering. Refer to Instruction 1 to Item 504 of Regulation S-K. In this regard, disclose how you intend to allocate the remaining funds, if any, assuming only 25%, 50% or 75% of the shares are sold. In addition, provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 25%, 50% or 75% of the shares are sold.

Response: The Company has added the recommended disclosure in the “Use of Proceeds” section on page 11.

9.	Please advise if you intend to use any of the offering proceeds to repay any indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: The Company does not intend to use any of the offering proceeds to repay any indebtedness.

Dilution, page 13

10.

The dilution disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. In this regard, revise to also provide dilution information assuming 25%, 50%, and 75% of the shares are sold in this offering.

Response: The Company has added the recommended disclosure in the “Dilution” section on page 13.

Plan of Distribution, page 14

11.

You state that you are offering six million shares of common stock on a self-underwritten, best-efforts basis, with no minimum number of shares required. However, on the cover page of your prospectus, you state that there is a minimum share purchase requirement of 5,000 shares for individual investors. Please reconcile these seemingly conflicting statements or advise.

Response: The Company has clarified in the “Plan of Distribution” section on page 15 that there is a minimum requirement of 5,000 shares for individual investors but there is no minimum requirements for the total offering. The Company has added similar disclosure to the cover page.

Description of Business

Corporate History, page 18

12.

Please describe further the business purpose for your acquisition of Relationshipscoreboard.com Entertainment. In this regard, tell us why Online Disruptive issued 16.0 million shares of their authorized common stock to acquire a development stage company that was incorporated on the same date as they were, November 16, 2010. Also, tell us and disclose whether this acquisition involved any related party interests.

Response: At the time of acquisition, Relationshipscoreboard.com Entertainment, Inc. (“RS.com”) had developed a business plan and had started developing its website. RS.com also provided the Company with Benjamin Cherniak’s expertise, as he is now the Company’s sole director and officer. Further, at the time of acquisition, the Company had not developed a business plan and had minimal assets. Considering these factors, the Company made a determination that the acquisition of RS.com and the issuance of 16 million of its common shares was in the best interest of the Company. The Company intends to develop its website as proposed in the S-1 and has no plans to abandon its business plan.

There were no related party interests in the acquisition. The Company had stated this fact in the “Description of Business — Corporate History” section on page 19.

Online Store, page 23

13.

We note that you intend to provide users the option of purchasing merchandise through your website. Please expand your disclosure to clarify whether you intend to use third- party suppliers to procure the merchandise, if and how you intend to store inventory, and any other material information to help investors better understand your principal products you intend to offer.

Response: The Company has expanded its disclosure regarding its plans for its online store in the “Components of Website — Online Store” section on page 24.

Target. Market, page 23

14.

We note references to industry data provided by google.com. With respect to every third- party statement in your registration statement, please provide us with the relevant portions of the data sources that you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your registration statement.

Response: The Company has deleted all references to industry data or research throughout the “Description of Business” section on pages 19-27. The Company’s disclosure is based solely on Mr. Cherniak’s experience in this industry.

Marketing Strategy, page 24

15.	Please provide us with supporting documentation for the following statements:

	•	“the link to RS.com will be visible on each of these extremely popular websites and as a result of this, word of mouth will ultimately help the site gain in popularity,” on page 24;

Response: The Company has deleted this statement.

•	“RS.com will subscribe to Google’s Ad Sense, which, upon building a customer base, will result in almost immediate ad revenues,” on page 25; and

Response: The Company has deleted this statement.

•	“Sales at RS.com’s online store will be modest at first, but once the site has reached a level of popularity and become part of mainstream pop culture, merchandise sales are expected to grow,” on page 25.

Response: The Company has deleted this statement.

Domain Name, page 26

16.	Considering your website is currently under construction, please update your disclosures on page 26, which indicate that your website is expected to be operational in September 2010.

Response: The Company has revised its disclosure in the “Domain Name” section on page 27 to indicate that it anticipates the launch of a basic version of its website on December 15, 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 66

17.

Please provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete development of your website, when you expect to begin offering services and when you expect to begin generating revenue.

Response: The Company has amended its disclosure in the “Plan of Operation” section on page 66 to provide the required disclosure.

Liquidity and Capital Resources, page 67

18.

Revise this section to state the minimum period of time that you will be able to conduct planned operations using currently available capital resources. Include a discussion of the material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. If you will have insufficient capital to meet your operating requirements for the next 12 months, quantify the anticipated costs and amount of additional capital that will be needed to fund your projected operations for that time period and discuss your plans for acquiring this capital. Your discussion should address the impact on your liquidity of receiving proceeds in this offering at varying levels, e.g., 25%, 50%, 75% and 100% of the shares being sold.

Response: The Company has amended its disclosure in the “Liquidity” section on page 68 to provide the required disclosure.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 67

19.

Revise to include a letter from your former accountants (filed as Exhibit 16) indicating whether they agree or disagree with your statements on page 67 regarding the changes in and disagreements with accountants on accounting and financial disclosures. We refer you to Item 11(i) of Form S-1 and Item 304(a)(3) of Regulation S-X.

Response: The Company has included a letter from its former accountant as Exhibit 16.1 and revised the disclosure on page 69 to state that the letter is filed as an exhibit.

Directors and Executive Officers

Benjamin Cherniak, Director, President, Secretary and Treasurer, page 68

20.	Please disclose the names of the executive recruiting firms for which Mr. Cherniak worked from 2003 to 2007. Refer to Item 401(e) of Regulation S-K.

Response: The Company has amended its disclosure in the “Directors and Executive Officers” section on page 69 to provide the required disclosure.

Potential Conflicts of Interest, page 69

21.

Although you state that you are not aware of any other conflicts of interest with your sole director and officer, we note from the biographical information pertaining to Mr. Cherniak on page 68 that he is a director for Big Stick Media Corporation, which owns and operates sports media assets including websites. We further note the risk factor disclosure on page 8 that Mr. Chemiak may face potential conflicts of interest due to his involvement in other business entities. Please explain more clearly, here and in your risk factor, the nature and extent of these potential conflicts of interest. For example, revise your disclosure to identify specifically the other entities with which Mr. Cherniak is currently involved that present a reasonable likelihood of the conflicts you reference. For each such other entity, discuss the priority and preference that it has in relation to Online Disruptive Technologies with respect to the presentation of business opportunities.

Response: The Company has amended its disclosure in the “Potential Conflicts of Interest” section on page 70 to provide the required disclosure.

Transactions with Related Persons Promoters and Certain Control Persons and Corporate Governance, page 71

22.

In Note 4 to the financial statements on page 39, you refer to two loans payable to shareholders of the company. Please provide materially complete descriptions of the terms of these loans, including the names of the shareholders involved. Refer to paragraphs (a)(5) and (d)(1) of Item 404 of Regulation S-K.

Response: The Company has amended its disclosure in the “Transactions with Related Persons Promoters and Certain Control Persons and Corporate Governance” section on page 73 to provide the required disclosure.

Where You Can Find Additional Information, page 72

23.

It appears that you do not intend to register your common stock under Section 12(g) of the Exchange Act. Accordingly, consider revising your disclosure here, and in your risk factor disclosure, to inform investors that you will only be required to comply with the limited periodic reporting obligations required by Section 13(a) of the Exchange Act, and that you are not a fully reporting company. Inform potential investors that as a filer subject to Section 15(d) of the Exchange Act, you will not be required to prepare proxy or information statements; that your common stock will not be subject to the protection of the going private regulations; that you will be subject to only limited portions of the tender offer rules; that your officers, directors, and more than ten percent shareholders will not file beneficial ownership reports about their holdings in your company; that these persons will not be subject to the short-swing profit recovery provisions of the Exchange Act; and that more than five percent holders of classes of your equity securities will not be required to report information about their ownership positions in the securities.

Response: The Company has amended its disclosure in the “Where You Can Find Additional Information” section on page 74 to provide the recommended disclosure.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Bernard Pinsky, at (604) 643-3153.

Yours truly,

ONLINE DISRUPTIVE TECHNOLOGIES, INC.

/s/ Benjamin Cherniak
Benjamin Cherniak
President, and Director